(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-22369
CUSIP Number: 073325102

For Period Ended October 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BEA Systems, Inc.

Full name of registrant

Former name if applicable

2315 North First Street

Address of principal executive office (Street and number)

San Jose, CA 95131

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)  ☐

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Registrant’s current reports on Forms 8-K filed with the SEC on August 16, 2006 and September 6, 2006, the Audit Committee of the Registrant’s Board of Directors is conducting an internal review of the Registrant’s historical stock option grants, with the assistance of independent legal counsel. The Registrant will not be able to file its quarterly report on Form 10-Q for the quarter ended October 31, 2006 until after the completion of the internal review, which will not occur within the prescribed time period for the filing of such Form 10-Q (including the extension under Rule 12b-25). The Audit Committee is making every effort to complete its review, and the Registrant will make every effort to become current in its public filings as soon as practicable following the completion of the Audit Committee’s review.

On December 4, 2006, the Registrant reported in a current report on Form 8-K that the Audit Committee, with the assistance of independent legal and forensic accounting experts, has reached a determination that, under applicable accounting principles, the actual measurement dates for certain stock options differed from the recorded measurement dates for such stock options. The Registrant expects that the difference in these measurement dates will result in material non-cash, stock-based compensation expenses. Accordingly, on November 30, 2006, the Registrant’s Audit Committee, after consultation with the Registrant’s management and Board of Directors, determined that the Registrant’s previously issued financial statements should no longer be relied upon. Consequently, the Registrant will restate previously issued financial statements as necessary.

The Audit Committee has not completed its work nor reached final conclusions, and is continuing its review of the circumstances that gave rise to the differences in option measurement dates. The Audit Committee has not reviewed all stock options for which the accounting measurement dates may have been incorrectly determined, nor determined the final aggregate amount of additional stock-based compensation expenses that may need to be recorded or the amount of such expenses that may need to be recorded in any specific prior period or in any future period.

The Audit Committee has not yet determined the tax consequences that may result from these matters or whether tax consequences will give rise to liabilities on behalf of the Registrant which may have to be satisfied in any future period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Mark P. Dentinger (Name)	(408) (Area Code)	570-8000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Form 10-Q for the quarter ended July 31, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*	Because of the review regarding the Registrant’s historical stock option grants discussed in Part III above, the Registrant has not checked either box in Part IV subsection 3, as it is not possible at this time for the Registrant to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the quarterly report on Form 10-Q for the three and nine months ended October 31, 2006.

BEA Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 12, 2006	By:	/s/ Mark P. Dentinger
	Name:	Mark P. Dentinger
	Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).